Exhibit 99.1

São Paulo, March 12, 2025 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the fourth quarter of 2024 (4Q24) ended December 31, 2024. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

In the 2024 fiscal year, net revenue increased 13% to R$1,674 million, mostly due to the conversion of Annual Contract Value (“ACV”) bookings into revenue and to the performance of the public-school sector (“B2G”) business unit. In 4Q24, net revenue totaled R$699 million, a 26% increase compared to the previous year.

Vasta’s accumulated subscription revenue during the 2024 fiscal year totaled R$1,462 million, a 14% increase compared to the 2023 fiscal year. In 4Q24, subscription revenue grew 20% compared to same quarter of 2023, to R$619 million (from R$515 million in 4Q23).

In the 2024 fiscal year, Adjusted EBITDA grew by 13% to R$508 million (R$451 million in 2023 fiscal year), and Adjusted EBITDA Margin grew to 30.4% (from 30.3% in 2023). In 4Q24, Adjusted EBITDA totaled R$299 million, a 25% increase compared to R$240 million in 4Q23. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products.

Vasta recorded an Adjusted Net Profit of R$80 million in 2024, a 35% increase compared to an Adjusted Net Profit of R$60 million in 2023. In 4Q24, adjusted net profit totaled R$114 million, a 19% increase compared to R$96 million in 4Q23.

Free cash flow (FCF) totaled R$215 million in 2024, a R$ 26 million, or 14%, increase, from R$189 million in 2023. In 4Q24 FCF totaled a R$ 69 million, from negative R$ 0.1 million in 4Q23. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 41.8% to 42.4% as a result of Vasta’s growth and implementation of sustained efficiency measures.

The business unit of Brazilian public-school sector (B2G) continues to generate significant revenue for Vasta. In this growth avenue, we achieved R$36 million in revenue in 4Q24 and R$105 million in the fiscal year 2024, which represented growth of 14%.

Start Anglo ended the year 2024 with 40 signed contracts and 2 operational units, in addition to more than 350 prospects in our pipeline under negotiation. This progress in signing new franchises reinforces the value generation capacity of our brand and demonstrates that we are on the right path for strategic expansion, reaching new sources of revenue.

In the last quarter, we celebrated the 26th edition of the “Educador Nota 10” award, organized by the SOMOS Institute. This award is an incentive for professionals who make the difference in education and recognize educators who are committed to creating and implementing important initiatives for the continuous improvement of the sector. It is the largest and most important award for basic education in Brazil and recognized innovative projects in the areas of Sustainability, Human Rights, and Innovation and Technology. In 2024, we received more than 86,000 projects, which are evaluated by a panel of renowned experts.

MESSAGE FROM MANAGEMENT

2024 has been marked by significant achievements and milestones across our line of business, reflecting our commitment to delivering value to our customers, students, shareholders, and stakeholders. The company delivered a strong and resilient financial performance, showing improvements in net revenue, adjusted EBITDA, and free cash flow. Additionally, besides our continuous growth in the core segment, our complementary solutions have seen significant growth of 20% compared to 2023, with an accelerated increase in both the student base and market penetration.

Our technology platform Plurall, achieved a new stage of development and services delivered, providing from 2025 on, a more interconnected tool with artificial intelligence powered by AWS. This new Intelligent assistant (called Plu”) has been supporting students to have a personalized learning experience, responding to questions about specific subjects and support them in their daily study time. For the teacher, Plu will be a personalized partner and will streamline activities such as creating presentations, slides, videos, questions, lessons plans and teaching materials.

Start-Anglo bilingual school, a franchise launched in 2023, is growing rapidly and continuing its expansion. In a short time, it has evolved from concept to reality, with 7 operational units running in 2025. We have signed 40 contracts located in several Brazilian states and with a broad geographic presence, we expect these units will be operational in the coming years. Additionally, throughout 2024, we held the reinauguration of the Liceu Complex in São Paulo, a historical location that preserved all the historical architectural design and introduced our main operations in São Paulo, that will be our Start-Anglo flagship, starting in 2025. Our strong pipeline, with more than 350 prospects underscores the robust potential for further growth and market penetration of Start-Anglo.

In the B2G segment, one of our main growth avenues, Vasta generated R$ 105 million in revenues in 2024, compared to R$ 81 million in the previous year, showing growth of 29%. We remain confident in our strategy to have a positive impact on public education, serving this segment and its students with our extensive portfolio of core content solutions, digital platform, and additional offerings, along with the custom learning solutions developed over decades in the private sector. We have renewed the contract with the State of Pará, and the release of the 2023 SAEB scores demonstrated a significant improvement in the students’ results in that state. The state moved from the second-to-last place (or 26th place) in the National Ranking for High School to sixth place, with more than a 40% improvement in high school students’ scores. This is a remarkable result for us, the State of Pará, and most importantly for the students who benefited from the best products for recompositing learning and core-skill development.

Vasta’s accumulated subscription revenue during the 2024 fiscal year totaled R$1,462 million, a 14% increase compared to the 2023 fiscal year. Total net revenue increased 13% to R$1,674 million, up from R$1,486 million in the 2023 fiscal year. Another highlight of the year was the continued growth of the company's profitability. In the 2024 fiscal year, Adjusted EBITDA grew by 13% to R$508 million, and Adjusted EBITDA Margin grew to 30.4%, up from 30.3% in 2023. This increase was mainly driven by gains in operating efficiency, cost savings, and a sales mix that benefited from the growth of subscription products.

The company’s cash flow generation was one of the main highlights of the year. Free cash flow (FCF) totaled R$215 million in 2024, a R$26 million or 14.2% increase from FCF of R$189 million in 2023. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 41.8% to 42.4% as a result of Vasta’s growth and implementation of sustained efficiency measures. Moreover, we continue to make progress on deleveraging the company. The net debt/LTM adjusted EBITDA of 1.97x as of 4Q24 continues a downward trend, 0.35x lower than 3Q24 and 0.39x lower than 4Q23. This decrease reinforces our liability management strategy, which included issuing debentures in September 2024 with lower interest rates and longer payment terms.

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Our revenue growth is directly related to the delivery of high-quality solutions that meet the needs of students, parents, educators, and partner schools. Great evidence of the evolution of our company and brands is demonstrated in the customer satisfaction assessment index (NPS), which in the last 12 months has grown by more than 30 points.

OPERATING PERFORMANCE

Student base – subscription models

	2025	2024	% Y/Y	2023	% Y/Y
Partner schools - Core content	5,010	4,744	5.6%	5,032	(5.7%)
Partner schools – Complementary solutions	2,177	1,722	26.4%	1,383	24.5%
Students - Core content	1,603,249	1,432,289	11.9%	1,539,024	(6.9%)
Students - Complementary content	588,467	483,132	21.8%	453,552	6.5%

Note: Students enrolled in partner schools

The fourth quarter of 2024 marks the beginning of the 2025 business cycle for Vasta. It is in this quarter that the first delivery of content to students and partner schools regarding the 2025 ACV are made.

In the 2025 sales cycle, Vasta expects to provide approximately 1.6 million students with core content solutions and almost 600,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships.

The partners-school base that uses our complementary solutions increased by 455 new schools, totaling an aggregate of 2,177 schools. This increase underscores 22% growth against the previous cycle in the number of students served by our solutions. The growth of our complementary solutions are concentrated in three main solutions: (i) Mind Makers, is a discipline that combines concepts and techniques from Computer Science, digital technologies, and Maker practices, targeting to develops a 21st-century skills base on "Computational Thinking", creativity, critical thinking, and problem-solving, (ii) Lider em Mim, a program focused on developing students' socio-emotional competencies and providing support to create a conducive environment for the development of core emotional competencies; and (iii) English Starts and Eduall, resulting from an exclusive partnership between Vasta and Macmillan Education. Both solutions support the transition of the school to bilingual education.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	4Q24	4Q23	% Y/Y	2024	2023	% Y/Y
Subscription	619,312	514,860	20.3%	1,462,333	1,278,065	14.4%
Core Content	442,939	383,712	15.4%	1,226,310	1,082,031	13.3%
Complementary solutions	176,373	131,148	34.5%	236,023	196,034	20.4%
B2G	35,835	-	0.0%	104,866	81,199	29.1%
Non-subscription	43,782	39,248	11.6%	106,992	127,008	(15.8%)
Total net revenue	698,929	554,108	26.1%	1,674,191	1,486,273	12.6%
% Subscription	88.6%	92.9%	(4.3p.p.)	87.3%	86.0%	1.4p.p.

Note: n.m.: not meaningful

In 4Q24, Vasta’s net revenue totaled R$699 million, a 26.1% increase compared to 4Q23, due to higher conversion of ACV into revenue, and revenues in the B2G segment in this quarter. Subscription revenue totaled R$ 619 million, a 20.3% increase compared to 4Q23, due to the increase in revenues from our Core Content, which grew by 15.4% this quarter compared to 4Q23, and reinforced by the greater penetration of our complementary solutions, which grew by 34.5%, compared to the same quarter of 2023.

In the 2024 fiscal year, Vasta’s net revenue totaled R$1,674 million, a 12.6% increase compared to the same period in the prior year. Subscription revenue grew 14.4% in 2024, due to the same factors mentioned above.

EBITDA

Values in R$ ‘000	4Q24	4Q23	% Y/Y	2024	2023	% Y/Y
Net revenue	698,930	554,108	26.1%	1,674,191	1,486,272	12.6%
Cost of goods sold and services	(268,012)	(195,443)	37.1%	(653,449)	(570,907)	14.5%
General and administrative expenses	(14,676)	(95,651)	(84.7%)	(364,773)	(465,523)	(21.6%)
Commercial expenses	(72,181)	(67,128)	7.5%	(282,671)	(246,096)	14.9%
Other operating (expenses) income	(9,340)	567	n.m.	(7,576)	(14,385)	(47.3%)
Share of loss equity-accounted investees	(2,581)	(13,123)	(80.3%)	(12,300)	(18,655)	(34.1%)
Impairment losses on trade receivables	(21,804)	(28,994)	(24.8%)	(53,003)	(55,771)	(5.0%)
Profit before financial income and taxes	310,336	154,337	101.1%	300,419	114,935	161.4%
(+) Depreciation and amortization	70,698	71,030	(0.5%)	276,501	276,953	(0.2%)
EBITDA	381,034	225,367	69.1%	576,920	391,888	47.2%
EBITDA Margin	54.5%	40.7%	13.8p.p.	34.5%	26.4%	8.1p.p.
(+) Layoff related to internal restructuring	84	479	(82.5%)	4,380	1,168	275.0%
(+) Share-based compensation plan	2,029	(105)	n.m.	11,436	20,157	(43.3%)
(+) M&A adjusting expenses	8,271	13,776	(40.0%)	8,271	37,338	(77.8%)
(-) Reversal of tax contingencies	(92,558)	-	0.0%	(92,558)	-	0.0%
Adjusted EBITDA	298,860	239,517	24.8%	508,449	450,552	12.9%
Adjusted EBITDA Margin	42.8%	43.2%	(0.5 p.p.)	30.4%	30.3%	0.1p.p.

Note: n.m.: not meaningful

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In the 2024 fiscal year, Adjusted EBITDA grew by 13% to R$508 million and Adjusted EBITDA Margin grew 0.1p.p to 30.4% (from 30.3% in 2023). In 4Q24, Adjusted EBITDA totaled R$299 million, a 25% increase compared to R$240 million in 4Q23. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. Share of loss equity-accounted investees relates to a minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$12 million in the 2024 fiscal year.

The Company proceeded with the partial reversal of the tax contingencies in 4Q24, related to the discussions of goodwill and other subjects derived from the acquisition of the Anglo Group in 2010 and subsequent restructuring. In the year 2024, considering the analysis and opinion of legal advisors, the Company decided to partially reverse the amounts initially provisioned. Total reversal amount of the R$ 385,685, are comprised: (i) R$ 102,431 related to the reversal of the principal portion, which impacted positively the line of General and administrative expenses (ii) R$ 177,993 related to reversal of the income tax and social contribution, (iii) R$75,032 related to a reversal of the indemnification asset. The interest amount of R$ 180,104 comprises R$ 206,961 related to the reversal of the interest and fines.

(%) Net Revenue	4Q24	4Q23	Y/Y (p.p.)	2024	2023	Y/Y (p.p.)
Gross margin	61.7%	64.7%	(3.1p.p.)	61.0%	61.6%	(0.6p.p.)
Adjusted cash G&A expenses (1)	(5.4%)	(4.2%)	(1.3p.p.)	(10.5%)	(11.0%)	0.5p.p.
Commercial expenses	(10.3%)	(12.1%)	1.8p.p.	(16.9%)	(16.6%)	(0.3p.p.)
Impairment on trade receivables	(3.1%)	(5.2%)	2.1p.p.	(3.2%)	(3.8%)	0.6p.p.
Adjusted EBITDA margin	42.8%	43.2%	(0.5p.p.)	30.4%	30.3%	0.1p.p.

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan, M&A one-off adjusting expenses, and reversal of tax contingencies.

In proportion to net revenue, gross margin dropped from 61.6% in 2023 to 61.0% in 2024, a 0.6 p.p. decrease, showing a stability in the gross margin. Adjusted G&A expenses decreased by 0.5 p.p., driven by workforce optimization and budgetary discipline. Commercial expenses slightly higher by 0.3 p.p. and reported provisions for doubtful accounts (PDA) reduced by 0.6 p.p., in 4Q23 due to critical scenario of credit we booked an additional provision mainly for customers related to mainstream brands, impacting positively the comparison of this indicator. However, we foresee some challenges in the credit landscape for 2024.

Finance Results

Values in R$ ‘000	4Q24	4Q23	% Y/Y	2024	2023	% Y/Y
Finance income	13,980	16,675	(16.2%)	60,547	70,287	(13.9%)
Finance income from contingencies	206,961	-	n.m.	206,961	-	n.m.
Finance costs	(55,569)	(71,392)	(22.2%)	(260,836)	(304,928)	(14.5%)
Total	165,373	(54,717)	(402.2%)	6,672	(234,641)	(102.8%)

In the fourth quarter of 2024, finance income totaled R$221 million, from R$17 million in 4Q23. In the fiscal year of 2024, finance income totaled R$267 million, from R$70 million in 2023. Finance income was positively impacted with a gain of R$207 million recorded in 4Q24, resulting from the reversal of interest on tax contingencies, as explained above.

Finance costs in 4Q24 decreased 22% (quarter-on-quarter), to R$55 million, driven by the reduction in the Finance Debt position between the comparison quarters and lower interest rate compared to 2023. In the 2024 fiscal year, finance costs decreased 15% to R$261 million due to the same factors mentioned above.

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Net profit (loss)

Values in R$ ‘000	4Q24	4Q23	% Y/Y	2024	2023	% Y/Y
Net (loss) profit	607,723	59,968	913.4%	486,354	(82,978)	(686.1%)
(+) Layoffs related to internal restructuring	84	479	(82.5%)	4,380	1,168	275.0%
(+) Share-based compensation plan	2,029	(105)	n.m.	11,436	20,157	(43.3%)
(+) Amortization of intangible assets (1)	39,395	40,294	(2.2%)	158,427	157,375	0.7%
(+) Success fee in tax contingencies reversal	9,333	-	n.m.	9,333	-	n.m.
(-) Income tax contingencies reversal	(532,717)	-	n.m.	(532,717)	-	n.m.
(+) M&A adjusting expenses	8,271	13,776	(40.0%)	8,271	37,338	(77.8%)
(-) Tax shield (2)	(20,098)	(18,511)	8.6%	(65,228)	(73,453)	(11.2%)
Adjusted net (loss) profit	114,020	95,901	18.9%	80,256	59,607	34.6%
Adjusted net margin	16.3%	17.3%	(1.0p.p.)	4.8%	4.0%	0.8p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the fourth quarter of 2024, adjusted net profit totaled R$114 million, a 19% increase compared to R$96 million in 4Q23. In the 2024 fiscal year, adjusted net profit reached R$80 million, a 35% increase from an adjusted net profit of R$60 million in 2023.

The net profit was positively affected by: a) improvement in adjusted EBITDA, b) lower finance costs due to the reversal of the tax contingencies in 2024 and c) the reversal of tax contingencies as explained above. These effects (including success fees) are being adjusted to net income, given their non-recurring nature.

Accounts receivable and PDA

Values in R$ ‘000	4Q24	4Q23	% Y/Y	3Q24	% Q/Q
Gross accounts receivable	952,995	789,529	20.7%	567,339	68.0%
Provision for doubtful accounts (PDA)	(89,751)	(92,017)	(2.5%)	(90,214)	(0.5%)
Coverage index	9.4%	11.7%	(2.2p.p.)	15.9%	(6.5p.p.)
Net accounts receivable	863,244	697,512	23.8%	477,125	80.9%
Average days of accounts receivable (1)	186	169	17	112	73

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 186 days in 4Q24, which represents 17 days higher than the same quarter of the previous year. This increase is because of the B2G revenue and a higher net revenue incurred in this quarter, which we expected to be received throughout the 2025 year, in accordance with our business model.

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Free cash flow

Values in R$ ‘000	4Q24	4Q23	% Y/Y	2024	2023	% Y/Y
Cash from operating activities (1)	118,665	57,369	106.8%	377,759	360,592	4.8%
(-) Income tax and social contribution paid	(379)	(672)	(43.6%)	(379)	(1,616)	(76.5%)
(-) Payment of provision for tax, civil and labor losses	(1,224)	(242)	405.8%	(2,489)	(1,489)	67.2%
(-) Interest lease liabilities paid	(3,054)	(1,501)	103.5%	(11,352)	(11,637)	(2.4%)
(-) Acquisition of property, plant, and equipment	(19,034)	(3,290)	478.5%	(32,343)	(21,537)	50.2%
(-) Additions of intangible assets	(19,853)	(43,867)	(54.7%)	(95,928)	(105,292)	(8.9%)
(-) Lease liabilities paid	(5,780)	(7,930)	(27.1%)	(19,873)	(30,471)	(34.8%)
Free cash flow (FCF)	69,341	(133)	n.m.	215,395	188,550	14.2%
FCF/Adjusted EBITDA	23.2%	(0.1%)	23.3p.p.	42.4%	41.8%	0.6p.p.
LTM FCF/Adjusted EBITDA	42.4%	41.8%	0.6p.p.	42.4%	41.8%	0.6p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$215 million in 2024, a R$26 million increase from a FCF of R$189 million in 2023. In 4Q24 FCF totaled R$69 million, from a negative R$0.1 million in 4Q23. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 41.8% to 42.4% as a result of Vasta’s growth and implementation of sustained efficiency measures.

Financial leverage

Values in R$ ‘000	4Q24	3Q24	2Q24	1Q24	4Q23
Financial debt	762,005	764,693	768,459	762,985	791,763
Accounts payable from business combinations	436,600	630,267	618,830	616,247	614,120
Total debt	1,198,605	1,394,960	1,387,289	1,379,232	1,405,883
Cash and cash equivalents	84,532	96,162	50,868	67,214	95,864
Marketable securities	111,313	258,945	272,991	242,799	245,942
Net debt	1,002,760	1,039,853	1,063,430	1,069,219	1,064,076
Net debt/LTM adjusted EBITDA	1.97	2.32	2.28	2.22	2.36

As of the end of the 2024 fiscal year, Vasta had a net debt position of R$1,003 million, a R$37 million decrease compared to 3Q24, mainly due to positive FCF generation, compensated by the impacts of financial interest cost. In comparison to 4Q23, the net debt position decreased R$61 million from R$1.064 million, driven by the foregoing factors and partially offset by the Second Repurchase Program. The net debt/LTM adjusted EBITDA of 1.97x as of 4Q24 shows a downward trend and is 0.34x lower than 3Q24 and 0.39x lower than 4Q23.

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ESG

Sustainability Report

In 2024 we disclosed Vasta´s third sustainability report regarding the year 2023 prepared in accordance with international standards and the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its second Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 1,991 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	4,262	6,163	(31%)	3,205	33%
		Municipal water supply[1]	%	100%	100%	0 p.p.	100%	0 p.p.
		Groundwater	%	0%	0%	0 p.p.	0%	0 p.p.

The comparison of the last two quarters of the year 2024 with 2023 is impaired due to measurement issues in 3Q23 and 4Q23, with volumes much higher than the historical volume. When compared to the same quarters in 2024, there is a reduction of 55% and 31%.

When we analyze using annual volumes, the variations are small, for example, if we consider the average consumption from 2021 to 2024, we reach the amount of 14,565m³ per year, and compared to the total for the year 2024, we are only 2% above. Using 2022 to 2024 average in m3 and comparing to 2024, we achieved a reduction of 1%.

It is worth mentioning that in the 1st and 4th quarters, volume operated in the distribution center is higher than the other quarters due to normal seasonality of the business besides the usage of the air conditioning.

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Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	4Q2024	% Q/Q
12, 13	302-1	Total energy consumption	GJ	3,059	2,933	4%	2,845	8%
		Energy from renewable sources[2]	%	87%	97%	(9.8 p.p.)	67%	19.8 p.p.

In this quarter, there was an increase in energy consumption compared to the same period in 2023 and the 3Q24, due to greater use of air conditioning resulting from the temperature increase that affected much of the country.

SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
5	405-1	C-level – Women	%	22%	29%	(7p.p.)	22%	0p.p.
		C-level – Men	%	78%	71%	7p.p.	78%	0p.p.
		C-level- total[3]	no.	9.0	7.00	28.6%	9	(100%)
		Leadership (≥ managers) – Women	%	45%	47%	(2p.p.)	44%	0,8p.p.
		Total - Leadership (≥ managers) – Men	%	55%	53%	2p.p.	56%	(0,8p.p.)
		Leadership (≥ managers) [4] – total	no.	117	148	(20.9%)	120	(2.5%)
		Academic staff – Women	%	15%	18%	(3p.p.)	17%	(1,7p.p.)
		Academic staff – Men	%	85%	82%	3p.p.	83%	1,7p.p.
		Academic staff [5] - total	no.	73	74	(1%)	78	(6.4%)
		Administrative/Operational – Women	%	54%	56%	(2p.p.)	53%	1,5p.p.
		Administrative/Operational – Male	%	46%	44%	2p.p.	47%	(1,5p.p.)
		Administrative/Operational [6] - total	no.	1,215	1,603	(24%)	1,226	(0.9%)
		Employees – Women	%	51%	53%	(2p.p.)	50%	1,3p.p.
		Employees – Men	%	49%	47%	2p.p.	50%	(1,3p.p.)
		Employees - total	no.	1,424	1,832	(22%)	1,433	(0.6%)

Continuing our Diversity and Inclusion efforts, this quarter we made significant progress in the inclusion of people with disabilities in the job market. A program was launched in partnership with the Wise Hands consultancy to offer full scholarships aimed at training and supporting these professionals in the administrative field. The initiative seeks to promote qualifications and expand employment opportunities, including the possibility of hiring for administrative positions in our educational institutions and corporate offices.

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Social impact* [7]
SDGs	GRI	Disclosure	Unit	2S2024	1S2024	2S2023
4, 10	-	Scholars of the Somos Futuro Program	no.	219	213	232

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this semester, 219 young people were studying through the program, receiving didactic and paradidactic material, online school tutoring, mentoring, and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0p.p.	100%	0p.p.
		Trained employees	no.	84	1,070	(92.1%)	214	(60.7%)
		Average hours of training per employee [8]	no.	1.2	1.5	(22.9%)	2.1	(43.0%)
		Injury frequency [9]	rate	2.3	0.9	156.7%	1.2	99.1%
		High-consequence injuries	no.	0	0	0%	0	0%
		Recordable work-related injuries [10]	rate	1.2	0.9	28.9%	0.0	100.0%
		Fatalities resulted from work-related injuries	no.	0	0	0%	0	0%
		Fatalities [11]	rate	0.0	0.0	0%	0.0	0%

The main causes of work-related injuries were impacts suffered in internal and external circulation areas causing abrasions, contusions, and sprains.

During the period, the main employee accidents were cuts and punctures to fingers and hands, occurring in circulation areas. Inspections were conducted in the workplaces to identify risk situations and implement preventive plans.

In this quarter, there was an increase in the volume of hires for the "Back to School" campaign and for the inventory at the São José dos Campos Distribution Center. The SESMT team, in collaboration with the leadership, reinforced the guidelines and conducted inspections in the areas, resulting in a reduction in near-misses and work-related accidents, even during the high-demand period.

10

GOVERNANCE

Diversity in the Board of Directors (gender)
GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
405-1	Members	no.	7	7	0%	7	0%
	Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
16	2-25	Cases recorded in our Confidential Ethics Hotline [12]	no.	32	62	(48%)	5	540%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [12]	no.	0	2	(100%)	0	0%
		Confirmed incidents of discrimination [12]	no.	0	0¹	0%	0	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0p.p.	100%	0p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0p.p.	100%	0p.p.
		Confirmed incidents of corruption	no.	0	0	0%	0	0%

We remain committed to promoting the Cogna Confidential Channel, encouraging the reporting of discrimination, harassment, and violations of the Code of Conduct.

Compliance*
SDGs	GRI	Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for social and economic non-compliance	no.	-	-	0%	-	0%
		Fines for environmental noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for environmental non-compliance	no.	-	-	0%	-	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

11

Customer data privacy
Disclosure	Unit	4Q2024	4Q2023	% Y/Y	3Q2024	% Q/Q
External complaints substantiated by the organization	no.	3	2	50%	4	(25%)
Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

We have added the reclassification of requests opened by the data subject internally on the Privacy Portal. In this way, it is possible, after analyzing the case, to identify and classify whether the request does in fact refer to the rights of data subjects under the LGPD.

FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
4	Management, senior management and leadership positions not reporting directly to the CEO
5	Course coordinators, teachers, and tutors.
6	Corporate coordination, specialists, adjuncts, assistants and analysts.
7	Indicators reported on semi-annual basis (2Q and 4Q).
8	Total hours of training/employees trained.
9	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
10	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
11	Fatalities/ MHW x 1,000,000.
12	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

12

CONFERENCE CALL INFORMATION

Vasta will discuss its fourth quarter 2024 results on March 12, 2025, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

13

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

14

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

15

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted.

16

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	December 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents	84,532	95,864
Marketable securities	111,313	245,942
Trade receivables	863,244	697,512
Inventories	276,781	300,509
Prepayments	80,993	71,870
Taxes recoverable	20,813	19,041
Income tax and social contribution recoverable	13,631	16,841
Other receivables	1,304	2,085
Other receivables - related parties	13,714	7,157
Total current assets	1,466,325	1,456,821

Non-current assets
Judicial deposits	154,452	207,188
Deferred income tax and social contribution	208,849	205,453
Equity accounted investees	52,184	64,484
Other investments and interests in entities	1,608	9,879
Property, plant and equipment	160,952	151,492
Intangible assets and goodwill	5,160,785	5,307,563
Total non-current assets	5,738,830	5,946,059

Total Assets	7,205,155	7,402,880

17

Consolidated Statements of Financial Position (continued)

Liabilities	December 31, 2024	December 31, 2023
Current liabilities
Bonds	264,484	541,763
Suppliers	240,192	221,291
Reverse factoring	302,608	263,948
Lease liabilities	22,133	17,078
Income tax and social contribution payable	2,146	-
Taxes payable	4,583	7,821
Salaries and social contributions	101,958	104,406
Contractual obligations and deferred income	40,565	32,815
Accounts payable for business combination	215,237	216,728
Other liabilities	19,944	26,382
Other liabilities - related parties	30,322	15,060
Total current liabilities	1,244,172	1,447,292

Non-current liabilities
Bonds	497,521	250,000
Lease liabilities	89,240	79,579
Accounts payable for business combination	221,363	397,392
Provision for tax, civil and labor losses	157,123	697,990
Other liabilities	2,425	9,836
Total non-current liabilities	967,672	1,434,797

Total current and non-current liabilities	2,211,844	2,882,089

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	90,909	89,627
Treasury shares	(74,641)	(59,525)
Accumulated losses	154,928	(331,559)
Shareholder's Equity	4,992,011	4,519,358

Interest of non-controlling shareholders	1,300	1,433

Total Shareholder's Equity	4,993,311	4,520,791

Total Liabilities and Shareholder's Equity	7,205,155	7,402,880

18

Consolidated Income Statement

	December 31, 2024	December 31, 2023	December 31, 2022
Net revenue from sales and services	1,674,191	1,486,273	1,264,280
Sales	1,588,775	1,440,259	1,229,827
Services	85,416	46,014	34,453

Cost of goods sold and services	(653,449)	(570,907)	(473,135)

Gross profit	1,020,742	915,366	791,145

Operating income (expenses)	(708,023)	(781,775)	(710,553)
General and administrative expenses	(364,773)	(465,523)	(471,626)
Commercial expenses	(282,671)	(246,096)	(194,043)
Impairment losses on trade receivables	(53,003)	(55,771)	(45,904)
Other operating income	4,286	13,699	1,828
Other operating expenses	(11,862)	(28,084)	(808)

Share of loss equity-accounted investees	(12,300)	(18,655)	(4,512)

Profit before finance result and taxes	300,419	114,936	76,080

Finance result	6,672	(234,641)	(181,767)
Finance income	267,508	70,287	88,557
Finance costs	(260,836)	(304,928)	(270,324)

Profit (loss) before income tax and social contribution	307,091	(119,705)	(105,687)

Income tax and social contribution
Current	175,617	331	10,668
Deferred	3,646	36,396	40,446
	179,263	36,727	51,114

Profit (loss) for the year	486,354	(82,978)	(54,573)

Allocated to:
Controlling shareholders	486,487	(83,772)	(54,573)
Non-controlling shareholders	(133)	794	-

Loss per share
Basic	6.07	(1.02)	(0.66)
Diluted	6.07	(1.02)	(0.66)

19

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before income tax and social contribution	307,091	(119,705)	(105,687)
Adjustments for:
Depreciation and amortization	294,084	287,779	268,714
Share of loss profit of equity-accounted investees	12,300	18,655	4,512
Impairment losses on trade receivables	53,003	55,771	45,904
Reversal for tax, civil and labor risks, net	(116,722)	(9,611)	(15,099)
Provision on accounts payable for business combination	-	23,562	-
Interest on provision for tax, civil and labor losses	(168,743)	58,265	42,063
Interest on bonds	96,760	117,495	108,896
Asset impairment loss	8,271	-	-
Contractual obligations and right to returned goods	6,566	(15,097)	11,312
Interest on accounts payable for business combination	59,334	65,207	65,725
Interest on suppliers	44,401	38,228	19,810
Share-based payment expense	8,697	13,382	19,043
Interest on lease liabilities	11,584	12,717	13,143
Interest on marketable securities	(24,547)	(40,155)	(54,954)
Other finance costs, net	-	-	3,441
Cancellations of right-of-use contracts	(1,954)	(6,037)	616
Residual value of disposals of property and equipment and intangible assets	7,816	3,487	13,960
	597,941	503,943	441,399
Changes in
Trade receivables	(218,735)	(103,162)	(189,329)
Inventories	26,216	(33,710)	(24,087)
Prepayments	(8,884)	(15,163)	(16,576)
Taxes recoverable	(688)	1,416	(16,566)
Judicial deposits	(22,184)	(12,729)	(16,035)
Other receivables	781	(1,076)	1,133
Related parties – other receivables	(6,557)	(5,398)	(1,258)
Suppliers	13,160	40,604	121,519
Salaries and social charges	(2,448)	3,872	37,166
Tax payable	(713)	3,674	(4,039)
Contractual obligations and deferred income	(1,543)	(12,706)	375
Other liabilities	(13,849)	(23,980)	(3,084)
Other liabilities - related parties	15,262	15,006	(39,218)
Cash generated from operating activities	377,759	360,591	291,400
Payment of interest on leases	(11,352)	(11,637)	(14,941)
Payment of interest on bonds	(122,244)	(118,901)	(92,500)
Payment of interest on business combinations	(65,855)	(8,096)	(603)
Income tax and social contribution paid	(379)	(1,616)	(7,153)
Payment of provision for tax, civil and labor losses	(2,489)	(1,489)	(1,363)
Net cash from (used in) operating activities	175,440	218,852	174,840
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(32,343)	(21,537)	(61,143)
Additions of intangible assets	(95,928)	(105,292)	(90,588)
Acquisition of subsidiaries net of cash acquired	-	(3,212)	(80,559)
Proceeds from investment in marketable securities	1,000,352	1,228,882	1,637,898
Purchase of investment in marketable securities	(841,176)	(1,054,155)	(1,800,550)
Net cash from (used in) investing activities	30,905	44,686	(394,942)
CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers – related parties	-	-	-
Payments of loans from related parties	-	(50,885)	(254,885)
Lease liabilities paid	(19,873)	(30,471)	(27,003)
Purchase of treasury shares	(22,531)	(39,931)	-
Payments of bonds	(500,000)	-	(759)
Issuance of securities with related parties	-	-	250,000
Issuance of bonds net off issuance costs	495,726	-	-
Payments of accounts payable for business combination	(170,999)	(92,152)	(11,379)
Net cash used in financing activities	(217,677)	(213,439)	(44,026)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,332)	50,099	(264,128)
Cash and cash equivalents at beginning of period	95,864	45,765	309,893
Cash and cash equivalents at end of period	84,532	95,864	45,765
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,332)	50,099	(264,128)

20